Exhibit 99.26
The business combination is made for the shares of IsoTis SA, a Swiss corporation, that are listed on SWX Swiss Exchange, Euronext Amsterdam N.V. and the Toronto Stock Exchange. The business combination is subject to the disclosure requirements of Switzerland, which requirements are different from those of the United States. U.S. shareholders should be aware that, to the extent permissible, IsoTis, Inc. may purchase shares of IsoTis SA otherwise than pursuant to the business combination, such as in open market or privately negotiated purchases.

(English Translation)
Official Notice

No:	[ • ]

Title:	ISOTIS SA, Lausanne

Security No.:	1 257 252

ISIN:	CH0012572522
Delisting of the registered shares with a nominal value of CHF 1.00 each on the SWX Swiss Exchange
Background
On December 14, 2006, IsoTis, Inc., Wilmington, Delaware, USA (“IsoTis Inc.”), published a public exchange offer (the “Exchange Offer”) for all issued and outstanding registered shares with a nominal value of CHF 1.00 each (the “IsoTis Swiss Shares”) of ISOTIS SA, Lausanne, Switzerland (“IsoTis”). By the end of the additional acceptance period of the Exchange Offer on February 7, 2007, 4:00 p.m. CET, 64,180,460 IsoTis Swiss Shares, corresponding to 90.46% of all IsoTis Swiss Shares issued, had been tendered to IsoTis Inc.
As already set out in chapter 4.2 “Intentions of IsoTis Inc. regarding IsoTis” and chapter 10.8 “Squeeze-out and Delisting” in the Offer Memorandum, dated December 14, 2006, IsoTis Inc. intends to delist the IsoTis Swiss Shares as soon as possible from the SWX Swiss Exchange, Euronext Amsterdam N.V. and the Toronto Stock Exchange.
Squeeze-out Merger
Since IsoTis Inc. acquired 90.46% of the voting rights of IsoTis, IsoTis will subsequent to the Exchange Offer be merged with a wholly-owned subsidiary of IsoTis, Inc., on July 23, 2007, whereby the IsoTis Swiss Shares held by the remaining minority shareholders will be automatically exchanged for shares of IsoTis, Inc., on the same conditions as shareholders received in the Exchange Offer, namely one (1) share of IsoTis, Inc., for every ten (10) IsoTis Swiss Shares.
Compensation
The minority shareholders will receive their compensation from the merger presumably on or about July 30, 2007.
Delisting from SWX Swiss Exchange
The IsoTis Swiss Shares will be delisted from SWX Swiss Exchange on July 30, 2007. The last trading day on SWX Swiss Exchange will be July 27, 2007. SWX Swiss Exchange has granted the application for delisting under certain conditions on July 4, 2007.
Delisting from Euronext and TSX
Euronext Amsterdam N.V. (“Euronext”) and the Toronto Stock Exchange (“TSX”) will delist the IsoTis Swiss Shares such that the last trading day on Euronext and on TSX will be the same as the last trading day on the SWX Swiss Exchange.